Holland & Knight

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Terrence O. Davis
(404)8178531
terrence.davis@hklaw.com

June 30, 2016

VIA EDGAR

Mr. John Grzeskiewicz
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Institutional Investor Trust (File Nos. 333-167495 and 811-22429)

Dear Mr. Grzeskiewicz:

At your request, we are submitting this letter on behalf of our client, Institutional Investor Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system. The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the officers of the Trust, in connection with the review conducted by the Staff of the preliminary proxy statement filed on behalf of the Sector Allocation Model Fund Series (the "Funds") with the SEC by the Trust on May 27, 2016.

Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.

SEC Review Comments

  Comment. As a reminder, please note that if the liquidation is approved by Fund shareholders, the Registrant will need to remain current on all filings post liquidation, file a Form N-8F and mark all series and classes as inactive via EDGAR post liquidation.

  Response. The Registrant undertakes to remain current on all filings post liquidation, file a Form N-8F and mark all series and classes as inactive via EDGAR post liquidation.

  Comment. Please state whether the Trust and the adviser will use reasonable effort to locate all shareholders.

  Response. The Registrant intends to use all reasonable effort to locate all Fund shareholders during both the proxy and liquidation phase.

  Comment. Please state whether all receivables of the Fund can be/will be collected prior to liquidation, and if not what costs will accrue to the liquidation expenses.

  Response. All receivables will be collected prior to the Fund's liquidation. Any payables owed by the Fund received after the Fund's liquidation will be paid by the Fund's adviser.

  Comment. Disclose whether receivables are due from the adviser.

  Response. No receivables remain due from the Fund's adviser.

  Comment. Please ascertain from the Fund's auditors whether Accounting Standards Codification Topic 450 ("ASC 450") will be used in accounting for the liquidation.

  Response. With regard to the disclosure of certain contingencies required by ASC 450, the auditors of the Fund, Gregory, Sharer & Stuart, P.A., have represented that generally accepted accounting principles, including ASC 450, will be adhered to in connection with the liquidation of the Fund.

  Comment. Please confirm whether the Fund has stopped selling shares.

  Response. The Fund will stop selling shares to all investors on June 30th.

  Comment. Include an estimate of proxy expenses which expresses the approximate cost of soliciting the proxies.

  Response. As stated in the proxy, the Adviser estimates spending $5,000 or less to solicit proxies.

  Comment. Include an explanation of the ramifications of the liquidation to IRA holders including the triggering of penalties.

  Response. Respectfully, the Registrant has declined to include the disclosure as no IRA holders are invested in the Fund directly. The liquidation of the Fund will not result in a taxable event for IRA accounts holding shares of the Fund, as the amount previously invested in the Fund will be allocated to other investment options available to account holders under the terms of the applicable IRA account.

*     *     *

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

  The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

  Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

  The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 404.817.8531. Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis

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